GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grandfund Investment Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12500 Fieldcreek Lane
(No. and Street)

Reno	NV	89511
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	415-203-3960	hbersoncpa@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Drive, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

2/24/09	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Bertucio, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grandfund Investment Group, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

DIEGO IVAN RUBIO MESA
Notary Public - State of Nevada
County of Washoe
APPT. NO. 25-7001-02
My Appt. Expires NOV. 24, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200 *(925) 933-2626*
Walnut Creek, CA 94596 *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
GrandFund Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2016.
Walnut Creek, California
February 10, 2026

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	168,276
Accounts receivable		366,939
Prepaid expenses		3,757
Operating lease right-of-use asset		7,537
TOTAL ASSETS	**$**	**546,509**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:

Accounts payable	$	15,016
Commissions payable		300,727
Operating lease liability		7,537
TOTAL LIABILITIES		323,280
MEMBER'S CAPITAL		223,229
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**546,509**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE:		
Success fees	$	1,466,598
Total revenue		1,466,598
EXPENSES:		
Commission expense		1,292,029
Professional fees		28,400
Regulatory expense		3,680
Other operating expenses		26,741
Total expenses		1,350,850
NET INCOME	$	**115,748**

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S CAPITAL, Beginning of the Year	$	**195,545**
Net income		115,748
Distributions to member		(88,064)
MEMBER'S CAPITAL, End of Year	$	**223,229**

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025
.

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	115,748
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of right-of-use asset		12,132
Change in assets and liabilities:		
Accounts receivable		19,907
Prepaid expenses		(2,901)
Accounts payable		2,134
Commissions payable		(35,348)
Operating lease liability		(12,132)
Net cash provided by operating activities		99,540

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to member		(88,064)
Net cash used in financing activities		(88,064)
NET INCREASE IN CASH		11,476
CASH, Beginning of Year		**156,800**
CASH, End of Year	$	**168,276**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business
GrandFund Investment Group, LLC (the "Company") was formed as a California limited liability company ("LLC") on November 15, 2005. Effective January 1, 2021, the Company became a single member LLC. Effective June 29, 2021, the Company moved its operations to Reno, Nevada and became a Nevada LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

Basis of Presentation
The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2025, the Company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2025.

Leases
Operating leases are included in operating lease right-of-use asset ("ROU") and lease liability on the accompanying Statement of Financial Condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, marketing and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from a single external customer in 2025.

Income Taxes

The Company is a single member LLC, and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. Management believes there are no uncertain tax positions and is no longer subject to examinations by major tax jurisdictions for years before 2021.

Accounts Receivable

The Company records accounts receivable when products or services are delivered and it is probably that payment will be received for those products or services. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for credit losses has been provided.

NOTE 2 – MEMBER'S CAPITAL

The Company is a limited liability company and, as such, the member shall not have any personal liability to the Company, or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

NOTE 3 – RISK CONCENTRATIONS

As of December 31, 2025, the Company had one money management firm for its customers that accounted for 100% of the revenue generated during the year. At December 31, 2025, the Company had one money management firm that accounted for 100% of accounts receivable.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distributions paid. At December 31, 2025, the Company had regulatory net capital of $153,260 which was $132,210 above the minimum requirement of $21,050.

NOTE 5 –REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue under ASU 2014-09, "Revenue from Contracts with Customers". Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration.

NOTE 5 –REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Success Fees: The Company enters into agreements with money management firms to raise capital through financial intermediaries and earns success fees for monies placed in their various funds. They are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on assets under management. Due to the uncertainty of the value of the underlining investment vehicle at future points in time, as well as, the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence, the Company is unable to overcome the aforementioned constraint until the actual values are determined on a monthly or quarterly basis. The fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2025:

Revenues from contracts with customers:
  Success fees $ 1,466,598

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There was no deferred revenue at January 1, 2025 and December 31, 2025.

At January 1, 2025, and December 31, 2025, receivables were $386,846 and $366,939, respectively.

The Company had no significant or expected credit losses related to these receivables during the year ended December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTION

A sibling of the member receives commissions related to revenue recognized and collected for services. During the year, $758,591 was expensed for the sibling's commissions. The sibling's commissions payable at December 31, 2025 were $175,000.

NOTE 7 – COMMITMENT AND CONTINGENCIES

Leases

In May, 2023, the Company entered into an operating lease for a company car. The lease commencement date was May 11, 2023 and the term is 39 months. The Company's net liability over the term of the lease is $42,833. Since the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company has recorded a right-of-use asset and lease liability of $37,859 (using a discount rate of 8%). For the year ended December 31, 2025, the Company paid $14,277 in cash payments to the lessor. Total operating lease expense of $13,179 is included in other operating expenses on the Statement of Income and $1,098 is included in prepaid expenses. Future lease cash payments due under the lease as of December 31, 2025 were as follows:

2026	$ 7,688
Total	$ 7,688
Less discount	(151)
	$ 7,537

Contingencies

As of December 31, 2025, the Company is not aware of any litigation or asserted or unasserted claims pending that could, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2026, the date the accompanying financial statements were issued.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

NET CAPITAL:

Total member's capital		$ 223,229

DEDUCTIONS
Non-allowable assets:

Accounts receivable	66,212	
Prepaid expenses	3,757	
Total deductions		69,969

NET CAPITAL		**$ 153,260**

AGGREGATE INDEBTEDNESS:
Item included in statement of financial condition:

Accounts payable	15,016	
Commissions payable	300,727	

TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 315,743**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of A.I.)		$ 21,050
Minimum dollar requirement		$ 5,000
Excess net capital		$ 132,210
Ratio: Aggregate indebtedness to net capital		206%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2025)

There were no material differences noted in the Company's net capital computation at December 31, 2025.

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

For the year ended December 31, 2025, the Company is not exempt from the provision of Rule 15c3-3. The Company is relying on Footnote 74 to SEC Release 34-70073, which is discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
GrandFund Investment Group, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) GrandFund Investment Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to direct participation programs. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 10, 2026



GRANDFUND Investment Group, LLC

SEA Rule 15c3-3 Exemption Report

GrandFund Investment Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to direct participation programs, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

GrandFund Investment Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Donald Bertucio

Title: President

14 January, 2026

12500 Fieldcreek Lane • Reno, NV 89511 • Phone: (509) 961-0670